Filed by Gentherm Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule14a-12

under the Securities Exchange Act of 1934

Subject Company: Gentherm Incorporated

Commission File No.: 000-21810

The following excerpt is from a transcript of Gentherm Incorporated’s (“Gentherm”) participation in the JP Morgan Automotive Conference on August 13, 2026 and attended by William Presley, President and CEO of Gentherm and Jonathan Douyard, Executive Vice President of Finance, CFO and Treasurer of Gentherm, which contains information regarding the proposed business combination between Gentherm and Platinum SpinCo Inc. (“SpinCo”), a wholly owned subsidiary of Modine Manufacturing Company (“Modine”).

Presentation

Rajat Gupta

JPMorgan Chase & Co, Research Division

Okay. Great. Thanks, everyone. My name is Rajat Gupta, member of the Automotive Equity Research team at JPMorgan. Very pleased to have with us the team from Gentherm, Bill Presley, President and CEO; Jon Douyard, Chief Financial Officer and Treasurer. Bill has a couple of slides that I’d like to run through, and then we’ll get into Q&A. So thanks, Bill and Jon.

William T. Presley

President, CEO & Director

Great. Thanks. Glad to be here today. So just tell you guys a little bit about Gentherm in case you don’t know. We are a $1.5 billion global leader in thermal and precision flow management technologies. Our technology and systems are deployed really through 4 core platforms that would be thermal, fans, which are called air moving devices, pneumatics, which are pillows or baffles where air moves in and out of and valve systems. We have about 14,000 employees worldwide. We operate in just about every region in the world, primarily automotive and medical today, 90% automotive, 10% medical, but we have very definitive plans to diversify into other markets and change our mix to be more favorable than just so in heavy light vehicle.

In automotive, you would know our products as heated cooled seats, heated steering wheels, that’s something very typical. We sell to 50 different automotive manufacturers. And we created the market in 1996. And today, we’re 50% of the market and tend to hold our position there. Medical, medical is about a $50 million business. We have intentions of growing products that you would know in medical, if you’ve ever been in surgery would be the warm air blankets that go over you or the heated pads that go underneath you or fluid warming devices that keep temperature of fluids that go into the human body. So all of the core technologies between those 2 businesses are the same.

Look, we’re very confident in our growth path, very confident in our growth path for 2 main reasons. Number one is we know the automotive business is going to continue to grow. We’re a penetration and take rate story, and we see our market share continuing to grow there in all regions. And number two, we know that our core technology and our 4 core platforms can push into other markets and other products, which we’ll talk about in a little bit, but that is proving out to be true in both home and office, where we’re gaining market share in home and office and pushing our products into home and office as well as the medical business where we’re using core automotive technology to refresh the product line in that business.

We’re also very confident in our tangible plans to expand our margin. We have — at the end of this year, we’ll have completed a 2-year footprint consolidation plan where in every region, we’re reducing the floor space that we have to maximize revenue and operating income per square foot in our plants. And over the past 18 months, we’ve been focused on implementing an operating system that’s driven by KPIs that maximize utilization of assets. So we’re focused on improving direct labor efficiency, overall equipment effectiveness, and we put inventory on what we call a Plan for Every Part model that will lower net working capital.

And the reason that we’re doing that is so as the growth that we’re confident comes that we can convert that volume at an appropriate conversion rate. So as we were working last year, Jon and I both joined January 1 of last year on putting in the operating system, strengthening the core platforms, we started rebuilding the M&A funnel. And as we were rebuilding the M&A funnel, we had 2 very specific criteria. We wanted companies that were core to what our technology is, which is thermal management or flow management. And we wanted access to attractive markets, which we consider to be commercial vehicle or off-road because we knew we could create a value proposition in those markets.

So in January, we announced a major step in transforming the company. We will be combining with Modine Performance Technologies, who is a large heat exchanger company. And they are primarily in commercial vehicle and off-highway, which is ag, construction as well as power generation, which are large diesel and liquid natural gas generators that provide backup power to critical infrastructure. And that market right now is really being driven by data center expansion. So very excited about what we can do there together.

On day 1, we’ll be a $2.6 billion company with a 12% plus EBITDA and a very different market mix. So we will be less than 70% light vehicle at that point and strong cash flow generation. Both of the business units have a very strong line of sight to mid-single-digit growth over market as well as EBITDA expansion plans to 15% plus. So by 2030, we’re very confident in our ability to be a $3.5 billion company, generating over $0.5 billion in EBITDA. Once the companies are combined, our leverage will be very manageable. We’ll be about one turn levered.

And by 2030, we’ll generate $1 billion in cash. And we intend to use that to continue to fund our strategic investment in M&A as well as return some value to the shareholders. So overall, we’re at an inflection point. The team is executing the strategy well to diversify our markets and to expand margins. We’re excited about where we’re going, and we think it’s a great time to invest in them.

Question and Answer

Rajat Gupta

JPMorgan Chase & Co, Research Division

Great. Thanks, Bill, for that quick overview. Maybe we can just start with Modine directly, and go back to the quarter and the guide. Maybe help us like think through like the strategic rationale. Why was this the right deal at this time? Was it just primarily diversification, cross-sell opportunities, cyclicality? Just curious, help us run through the mechanics and like the timing of the deal.

William T. Presley

President, CEO & Director

Yes. So when we started, as I said, rebuilding the M&A funnel, we said thermal management, we said markets that we find attractive. We knew at that time that Modine was planning on divesting of the light vehicle business. So we actually approached Modine and we said we would be interested in the entire Performance Technologies division. And we had a couple of reasons for that. One is we believe that there are substantial cross-selling opportunities. We believe that by us selling into the markets where they are and them selling into the markets where we are and can help them, there’s $100 million additional revenue between those synergies to be had by 2030.

Secondarily, we have the opportunity to open up geographic expansion. We’ve been interested in opening up the India market. We’ve been pushing on that hard over the last year. And every time we talk to the Indian market, the message is clear. Love your products. We make 20 million 2-wheelers a year here. We can see a market for your valves. We would love to have the cooled seats over here. We see a market for your fans. But if you do not have infrastructure here and you don’t have a business development and commercial team here, can’t do business with you.

Modine has manufacturing floor space there. Modine has a business development team and a commercial development team there. So on day 1 of close, the Indian market is open to us. So that was another opportunity. And then the third thing was if you look at Modine’s heat exchangers and the valve circuits that they play in or how they operate, they need valves and air moving devices to work. So their heat exchangers require 2 of the building blocks that are in Gentherm’s portfolio.

So putting those together creates natural synergy. We know that there’s valves that they use today that we have in our product catalog. We know that there are opportunities that they don’t quote today because they have no valve catalog. And we know that between their heat exchanger technology and our valve technology and air moving devices or fans, we can open up other markets that neither of us are in today. So all the pieces fit, Modine Performance Technologies is a well-run company. The entire division is coming over with leadership intact. So Jon and I felt like now was the right time for all the right reasons. I don’t know, Jon, if you want to add anything.

Jonathan C. Douyard

Executive VP, CFO & Treasurer

Yes. Just in terms of structure, this is going to be a Reverse Morris Trust. So we announced the transaction in January. We’ve gotten through all the regulatory approvals. There are a couple of outstanding items in terms of IRS ruling. We announced yesterday that our shareholder vote on this transaction will be on September 10. But we feel like all the building blocks are in place. We’ve secured committed financing, as Bill talked about in terms of our capital structure, and we have $800 million of secured financing. So we said this is targeted to close early Q4, and we’re very much on track for that to happen.

Rajat Gupta

JPMorgan Chase & Co, Research Division

And just to follow up on some of the cross-sell opportunities around the valves, combined with the heat exchangers in power generation. Is the portfolio in good shape today? Do you need to add something to the valve portfolio? Is there any minor M&A required for you to have like a full suite that you can target that market better along with Modine, help us into that?

Jonathan C. Douyard

Executive VP, CFO & Treasurer

I mean we’ll continue to — Bill talked about the acquisition being really a platform for growth. I think there are a number of organic opportunities. There’s also inorganic. Our products do fit in and drop in today, as Bill talked about, but there’s certainly other — whether it’s pressure specifications or composition of valves as examples that we’ll look to build out that M&A funnel. And so we will be looking for areas in other markets that are adjacent to where Modine is today and look to invest where it makes sense.

William T. Presley

President, CEO & Director

So we do feel the portfolio is in really good shape. There are other things, as Jon said, that we’ll look to build out just as we enter the new markets with the specifications that they require.

Rajat Gupta

JPMorgan Chase & Co, Research Division

And so the $100 million number is that — does that include Power Gen? Or is it more outside of Power Gen at this point?

William T. Presley

President, CEO & Director

I wouldn’t even talk about it in terms of a market. I’ll talk about it in terms of the product line. When we say $100 million, that $100 million will be flowing by 2030, and more than half of it will be in the valve business so that could be a result of opening up India market with 2-wheelers that could be integrating into the Power Gen. So it’s broadly applicable.

Rajat Gupta

JPMorgan Chase & Co, Research Division

And one of the other interesting thing was the timing is there’s also we were in a cyclical trough on the commercial vehicle side for the last couple of years. Was that like a factor in the decision here as well? Like we’re in the cusp of a recovery? Maybe help us talk that aspect.

Jonathan C. Douyard

Executive VP, CFO & Treasurer

Yes. So when you look at the portfolio composition of the Modine business, 20% of its light vehicle, 15% of it is power generation. 65% is a split between commercial. Both of those segments, we view it as being at cyclical bottoms or coming close to the bottoms. Based on market indicators, as you listen to other companies talk, the commercial vehicle side, our business, or markets appear to be coming out a little bit sooner. There’s been a lot of positive order activity in those types of things that are indicating a recovery from that perspective.

And so as we looked at the transaction, we knew that these markets were soft. We knew there was a recovery. We were happy to not be buying a business at a top, we view it as more of a bottom. And so we see strong growth. As Bill talked about earlier, we’ve got a clear path for this business to go from $2.6 billion to $3.5 billion plus over the next 4 years and there’s potential growth opportunities even beyond that when you think about strength in power generation and how strong the cyclical recovery is in commercial. So I’m very pleased with where the business is in terms of the cycle as we acquire it later this year.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Great. Okay. Going back to like just more near term in the quarter. What stood out for you in the strong results? And just how should we think about the cadence into the back half? What was the most visible — what are the most visible areas that’s expected to drive upside in the more near to medium term?

Jonathan C. Douyard

Executive VP, CFO & Treasurer

Yes. I mean we had a fantastic first half when you look at the results, very strong top line, saw improvements from a margin and operational perspective as well. I think a couple of things behind that. We’ve had very strong award activity over the last 3 or 4 years — into production launches and driving revenue increases. That’s geographically, we saw growth — very strong growth in China, but also saw growth in North America and Europe. And then from a product perspective, it’s really across the board where we’ve seen strength led by our pneumatic lumbar and massage products that we continue to execute new launches on.

And so I would say the strength is relatively broad-based, but again, a really good first half. We do expect — we’ve talked about this year being U-shaped from a margin perspective. And so very strong Q1. That stepped down in the second quarter as we dealt with some of the inflationary issues that are impacting the broader industry as well as inventory adjustments that we’re making just given the footprint transitions that we’re going through. And so it’s a bit of a U-shaped year from a margin perspective, potentially a little bit softer on the top line than what we saw in the first half, just based on timing of OEM production schedules. But we’re setting up for a very strong year. We did take up our guidance a couple of weeks back when we announced earnings and so we feel like we’re in a position to put together a great year.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Right. And you’ve also given some initial ‘27 color. This is also a time of the year when we are starting to look into puts and takes of ‘27. Anything you would like to highlight there that gives you comfort in that outlook trajectory? Any key regions or products like we should be watching?

Jonathan C. Douyard

Executive VP, CFO & Treasurer

Yes. I mean I think when you look at our business, we’ve had strong awards activity over the last couple of years. The question that we get is how does that translate into revenue? When we announced our guidance for ‘26 earlier this year, we also put out a ‘27 revenue number, which was 10% growth off the midpoint at that time. And that’s based on very strong visibility that we have today. Again, I would consider it largely broad-based by region and product. Lumbar and Massage will continue to be probably the highest growing product that we have just given where that is in the maturation curve.

But we expect ‘27 to be set up for a good year. And if you take that forward with mid-single-digit growth, beyond — above market beyond ‘27. If you think about some of the adjacent market activity that we’ve talked about, and it’s setting Gentherm up to be a $2-plus billion company here by the — legacy Gentherm to be $2-plus billion by 2030.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Got it. And maybe since we’re on the — since you mentioned lumbar, massage, there’s obviously been like a star of the automotive business. You framed it on a similar adoption curve to climate seats but several years behind. Help us think through like where we are in adoption and penetration today, how do you see the trajectory progressing the next several years? How is the visibility awards even beyond like ‘28, for example.

William T. Presley

President, CEO & Director

Yes. If we — you talked about the lag and that’s spot on Rajat, if you look at climate seats today, heated cooled seats today. They’re in about — we say the take rate is about 50%. About 50% of the seats today have some form of climate control seats. We see that going to 70% by 2030. So there’s a very strong push that tailwind that keeps moving there. Our pneumatic solutions are actually displacing the old mechanical — electromechanical solutions. So if you think about seats in the past, you either had a knob that you turned or you had a button that would move a solenoid, that is being displaced by our pneumatic solutions. Our pneumatic solutions replace all of the mechanical structure with air bladders, and then we have a valve that moves the air in and out of the bladder.

So it’s a lighter solution. It’s a solution that the OEMs like because the package is easier. And right now, that’s at about 15% of a take rate in a vehicle. Lumbar and massage is much bigger, but again, pneumatics is displacing that. So we see the pneumatics doubling by 2030 as well. So the pneumatics adoption curve is probably about 5 years behind the climate-controlled seat adoption curve. So we see that as a tailwind for the next 5 to 7 years.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Got it. I’ll just pause there for like a second to see if there are any questions from the audience. None at this time. I’ll continue. A persistent like investor perception is that you’re mainly like luxury content play. But in the reality, your biggest customers are the high-volume names. How do you reframe that? How much runway there is to move comfort content into more mass market vehicles. Help us like into that.

William T. Presley

President, CEO & Director

I mean that mass market adoption is what is pushing the take rates up. If you look at vehicles today, if you’ve had a heated and cooled seat or heated steering wheel and then you go buy a new car, you don’t want a new car that doesn’t have it. And just to put it in perspective, I’ve been traveling back and forth to China for over 15 years. And today in China, you can get a $30,000 car that is loaded with climate comfort features, lumbar and massage features, and that is actually pushing global OEMs like Mercedes-Benz and BMW to improve the take rates on their low trim levels. So it’s gone from being kind of a luxury item or a high-end item to being standard cost of entering the market.

And the reason is, is because it provides the consumer with such a direct benefit and experience that the OEMs can price for that. It’s tangible. They understand it. OEMs love it, customers demand it. So it’s no longer a luxury item. It’s becoming mainstream.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Got it. That’s helpful. Before we get into Furniture and Medical, I do want to spend some time on that, but I just wanted to go back to China and just the overall growth over market algorithm. I mean, in China, obviously, your growth over market keeps running ahead of your own targets. You stepped up the full year outperformance framing this quarter. What’s the normalized growth over market do you want to point investors to? And what’s driving that? Is it take rate-driven adoption versus new program launches versus content per vehicle? Just help us think through the pieces there.

Jonathan C. Douyard

Executive VP, CFO & Treasurer

Yes. Yes. I mean if you look at our China business, we’ve had very strong growth certainly through the first half of this year and even prior to that, we expect that — do expect that to moderate somewhat over time. But we’ve really seen success in a couple of areas. One, we partnered with local Chinese OEMs and had some significant launches here late Q4 into the first half of this year that are accelerating growth, and we’ll continue to do that, particularly as we look for our business to reflect the mix of the China market in terms of whether it’s local OEMs or global OEMs.

I’d say the second piece is, Bill gave the example where a $30,000 Chinese OEM vehicles are fully loaded. That’s actually driving increased adoption on global OEMs who are selling cars into the country. And so we’ve seen some great strength coming out of global OEMs from that perspective as well. So I think as you look at those 2 dynamics, they’ll certainly normalize over time, but we would expect to be able to continue to grow potentially high single-digit over market in China for the long term.

Rajat Gupta

JPMorgan Chase & Co, Research Division

And the China margins, I believe, are above corporate average levels despite probably lower price points? Like how sustainable is that as domestic OEMs push on price over time?

Jonathan C. Douyard

Executive VP, CFO & Treasurer

Yes. I mean we’ve done a lot of work, and the team has done a great job reacting to the local market, right? We’ve set China up to operate somewhat independently from the rest of the company, given the industry and market dynamics there, and that’s everything from procurement and supply chain into commercial. And so through that, we’ve been able to work from a pricing perspective and push that through the supply base to manage the margin profile. We are not out there looking to chase every Chinese OEM, right? There’s hundreds of OEMs out there. We’re looking for the ones where we can have strong partnerships, long-staying power where brand quality, on-time delivery are meaningful, and that’s how we’ve really differentiated ourselves.

Rajat Gupta

JPMorgan Chase & Co, Research Division

And you’ve also described China for China model, how much of a structural cost and learning advantage just being in that market just give you globally.

William T. Presley

President, CEO & Director

Yes. Look, we actually love the Chinese market. We think it’s an advantage to compete in the Chinese market. To your point, Rajat, our product line management in China is different from the — it uses the same core components. We’re very sensitive to the Chinese specifications or requirements over there. So what that means is our product is China for China. And why that’s important is, one, the Chinese market reiterates their product and refreshes very fast every 18 months. So that gives us our innovations and our technology. Number two, the biggest competition we see are Chinese suppliers. So now we’re competing with the Chinese suppliers on their home front. So we’re getting a look at them in the most competitive environment before they compete with us in the rest of the world.

And number three, as the Chinese OEMs have moved into other regions like Europe, they’re looking for partners that they know and have footprint where they’re going, and we’re already there. So we view the Chinese market as a great advantage to compete there. We went in saying a lot of Western suppliers make the mistake of thinking if my part is good enough for the West and that’s the wrong mindset going in. So we very much have adopted a localization strategy there. We’re taking those lessons learned and reading them across the globe as a competitive advantage.

Rajat Gupta

JPMorgan Chase & Co, Research Division

So as these Chinese OEMs like they’re exporting more cars, you feel very comfortable that your content will travel with them and you’ll have to set up shop in Europe as well?

William T. Presley

President, CEO & Director

Yes. I mean we’re already in Europe, right? So as we move into Europe, it’s just a matter of a BYD or Li Auto calling us saying, “Hey, we’re going there, you guys are already there. This is what we’re looking at.”

Rajat Gupta

JPMorgan Chase & Co, Research Division

Got it. Got it. Just quickly pausing for any questions. Jim?

Unknown Analyst

I just want to get your answer on the — you’ve been asked it before, but when we think about Lear and their vertical integration. They’ve argued, it’s translating into being able to move faster in terms of bundling the capability as opposed to you and some of your seat partners. Can you just kind of give us the reality check? No, we’re winning business. We’re gaining share. Can you just kind of give us kind of a snapshot of that competitive dynamic. Win-win for both of you guys.

William T. Presley

President, CEO & Director

I would never speak poorly of a former employer because I did work at Lear for 10 years. But look, this is what I’ll tell you. I understand their position for vertical integration. But what I will tell you is it’s factually true that we are often sourced before the seat supplier is picked. So we work directly with the OEMs. That’s our commercial model. So we’re integrating into their product life cycle plan and the reasons the OEM like that is because then they can take our solutions and scale them across multiple platforms and car lines regardless of who the seat supplier is. So that’s number one. Number two, we don’t run into instances in the market where Lear is not the seat supplier and they’re quoting climate or pneumatics. So their vertical integration play is probably absolutely true. The other data points are the other data points.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Got it. That’s helpful. I guess moving into some of the adjacent markets, furniture and medical, home and furniture, office furniture scaled remarkably quickly. You added 2 more brands this quarter. You said those wins were more sizable than the initial like KUKA award because they pulled content faster. What does that tell you about the adoption curve? How firm it is in your ‘28 and 2030 plans?

William T. Presley

President, CEO & Director

Yes. So we’re very excited about home and office. Home and office was one of the markets where we knew we could — it was a near adjacent market and create value. And to give you guys an example, we started working on home and office in June of last year, and we were in production by December. So it’s 6 months’ time to revenue, and they’re using the exact product technology and equipment that we supply to automotive. KUKA Home Furnishings was our first award, and it was a relatively small award, but the reason was [indiscernible] product and a single sofa and they said, let’s get it out into the market. And if you look at their product, it’s actually tagged on their sofa that says Comfort by Gentherm so it’s co-branding. Very excited about the market.

Again, I’ll use KUKA because we’re public with them. They make 5 million sofas a year. And when Jon and I sat down with the CEO earlier this year, he said, Bill, we make 5 million sofas a year. I haven’t talked to you about recliners, love seats or mattresses yet, all of which we see an opportunity for your products in. Since then, we’ve added 4 other OEMs who they’ll be announced later this year because they like to go to trade shows and be first to make the public announcement. But — so we’ll have gone from 0 to we’re very comfortable with $100 million by 2028. So that’s a 24-month ramp up to $100 million from something that was nothing.

The TAM there is quite large, north of $500 million right now from just what we’re working on and what we have visibility to, but we expect that to grow. So the products that it’s applicable in that we’re seeing pull from are our home furnishings, as we’ve said, sofas, couches, love seats, mattresses has an opportunity and then office furniture, specifically with thermal environments on the desk. You think of how many people have these little space heaters or heaters at their desks, the office companies are saying, Hey, we have power now in our desks to raise and lower them, we can create these micro climates.” We’re very interested in your technology. So we’re so confident that we’ve actually segregated that business within Gentherm and we put a dedicated commercial and business development team there to go out and continue to grow that.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Is there like extra capital needed?

William T. Presley

President, CEO & Director

There’s no capital that we’ve invested. We’re filling open capacity, utilizing the same core technology and building blocks.

Jonathan C. Douyard

Executive VP, CFO & Treasurer

Yes. And in some cases, we’re literally shipping the same part number that we would to auto to a company.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Presumably, these are much better incremental margins than the core?

Jonathan C. Douyard

Executive VP, CFO & Treasurer

We like home and office.

Rajat Gupta

JPMorgan Chase & Co, Research Division

That’s clear. So on medical, you have cleared the key regulatory milestone for ThermAffyx and expect initial sales shortly. Addressing patient warming and securement during robotic surgery. What does the go-to-market look like across GPOs, distributors, hospitals? How quickly can that consumable model compound into revenue?

William T. Presley

President, CEO & Director

Yes. So it will convert into revenue this year. Yes, we’re bringing ThermAffyx to market this month. So ThermAffyx actually solves the problem of controlling hypothermia in patients while positioning them on what they would call a Trendelenburg or a robotic surgery table that moves around during surgery to provide the surgeon access or to move organs out of the way. The problem in the past was there was fixation done, but there was no slick way of doing the heat. So what we — they were cobbling solutions, wrapping blankets around people. So we combined a piece of automotive technology that’s used in heat seating with a high-density foam pad that provides fixation and integrated them together with a controller and have taken that to the medical community, and it’s been very well received.

We did a product soft launch in April at the Association of Operating Room professionals in New Orleans. And we had 60 people sign up for training in our facility last month on the equipment, 50 have signed up for the trial period already, which we’re starting now. And we’ve already won contracts with GPOs. So that’s moving very quickly. But again, it was taking a piece of automotive technology that’s that thermal platform, reading it across to an adjacent market and solving a problem that there was no answer for. We’ve said medical would double in size between 2030 and we expect ThermAffyx to be a big portion of what launches that. Now could the adoption curve be faster? Yes, hard to say, but we will start generating revenue with that product this month. And it will be the first new product in the medical business in over 5 years.

Rajat Gupta

JPMorgan Chase & Co, Research Division

And maybe the IME acquisition, like how does that expand ambitions and opportunity?

Jonathan C. Douyard

Executive VP, CFO & Treasurer

Yes. So IME is a leading patient or thermal management system really for post-op or injury type applications. It’s a business that is about $17 million, $18 million of revenue this year on a full year basis that delivers EBITDA margins above 20%. So business that we acquired that for us it provides an expansion to the product portfolio that we have across the Gentherm Medical business, a high level of synergy, both they’re very focused on the VA, where we don’t necessarily have that channel. And so we’re opening up access really from a product perspective to both sides. So we view it as an attractive from a return perspective. The business has grown well in the past, and has significant penetration opportunities.

And then the synergy opportunities are certainly an added benefit. But it’s very well as we look to continue to build out that medical business and medical portfolio. Bill talked about it being a $50 million business combined today. We expect it to be north of $100 million pushing $150 million by 2030. And so as you look at the mix of the business or the growth opportunities between home and office and medical, you have $150 million, $200 million of better margin growth that’s really starting from almost 0 over the next couple of years. And so really excited about the growth in the auto business but also what there is from an adjacency perspective and how it impacts the overall mix and profitability of the company.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Got it. Maybe I just wanted to round out the discussion on margins. Basis points of expansion targeted over the next 5 years. Talk us through the drivers of that, how much is that just footprint consolidation? How much is restructuring-driven? How much is just volume leverage, help us go through the drivers?

Jonathan C. Douyard

Executive VP, CFO & Treasurer

Yes. So when you look at — and I’ll break it into the legacy Gentherm business and the Modine business, both have very comparable starting points at about 12%. If you look at legacy, the Gentherm, we’re going through footprint consolidation, really in every region across the globe right now. We’ve done a lot of work on improving pricing as well in our contracts, particularly in the pneumatics business. And as these programs launch, we will see improved margins from that. And then you have the growth lever as the business goes from $1.6 billion this year to north — by 2030. We think the combination of those 3 gets Gentherm from, call it, 12% to 15% plus. You also have added mix benefits that I just talked about in terms of home and office, medical growing faster than the overall average.

And so we’re very confident in the path there. I think as you look at the Modine business, which is call it, $1.1 billion with roughly 12% margins. That is a business where they’ve done a lot of work, both from a footprint perspective, but also Modine is an 80-20 company. So really focusing on reallocating resources and optimizing business with top customers. And they’ve done a tremendous job of improving the margin profile while revenue has been down over the last couple of years. And so we feel that business is very well positioned to have accretive margins and grow margins while those markets recover. And so as you look at the combined company, there’s a pretty clear path for us to get from where we are today at 12% and north of 15% by the end of the decade.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Got it. Just 1 more quick check for questions. Maybe to end like little more forward-looking. How do you see your product and offering in a world in an autonomous world or robotaxi world? And also, in a world where a lot of these cars, they’re just going to have a lot more electronics, sensing, compute. Like how do your products play in there or could benefit from these trends?

William T. Presley

President, CEO & Director

Yes. I mean, look, all of that is advantageous to us. I would say the latter half first, where you talked about electronics, where you talk about compute, where you talk about hybrids. All of that will require energy thermal management systems, right? All of the electronics, all of the battery storage systems, all of that needs to maintain an appropriate temperature to operate. And that’s right where Modine and Gentherm play perfect together with the heat exchangers and the valves and the air moving devices. So we’re very excited about that.

And actually, if you think about robotaxi, if you think about autonomous, the experience for the operator or the experience for the passenger becomes even more critical, right? So we just see that as driving more take more want for the climate and comfort solutions. So we’re excited about the future. We think we’re well positioned regardless of what it brings, and we’re going to stay focused on driving scale on our core technology platform.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Great. That’s a great way to end. Just 10 seconds left. So thanks, Bill and Jon.

William T. Presley

President, CEO & Director

Great to see you. Appreciate it.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction among Gentherm, Modine Manufacturing Company (“Modine”) and Modine’s Performance Technologies business (“SpinCo”) (the “Proposed Transaction”), the parties have filed relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 initially filed by Gentherm on July 2, 2026 (as amended, the “Form S-4”) that includes a preliminary proxy statement/prospectus of Gentherm, and a registration statement on Form 10 initially filed by SpinCo on July 2, 2026 that incorporates by reference certain portions of the Form S-4 and serves as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. The Form S-4 was declared effective by the SEC on August 12, 2026, and the definitive proxy statement/prospectus was first mailed to shareholders of Gentherm on or about August 12, 2026. The Form 10 was declared effective by the SEC on August 12, 2026. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, Modine or SpinCo through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm are available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo are available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026, and its proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026 and supplemented on April 10, 2026. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2026, which was filed with the SEC on May 27, 2026, and its proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on July 10, 2026. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained;

(15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA and adjusted EBITDA margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm’s and Modine’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Gentherm has presented its expectations regarding Adjusted EBITDA without the corresponding GAAP metric or a reconciliation to a corresponding GAAP metric as such information is not available without unreasonable effort at the time of the release of this preliminary financial information.